LAW OFFICES
Silver,  Freedman  &  Taff,  L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

April 28, 2010

VIA EDGAR AND COURIER

Christian Windsor, Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ViewPoint Financial Group, Inc.	and	ViewPoint Financial Group
	Form S-1/A		Form 10-K (Filed March 4, 2010)
	File Number 333-165509		File Number 1-32992

Dear Mr. Windsor:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client ViewPoint Financial Group, Inc. (the “Registrant”), we enclose herewith for filing Pre-Effective Amendment No. One (the “Amendment”) to the Registrant’s Registration Statement on Form S-1 relating to the proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated April 12, 2010 (the “Comment Letter”).  The Registrant’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter.

The Amendment is marked to show all revisions to the original submission made on March 16, 2010.  In addition to the responses to the Staff’s comments, these revisions include responses to the comments we received from the Office of Thrift Supervision.

Christian Windsor
Securities and Exchange Commission
April 28, 2010
Page 2

General

1.
Please be advised that, where applicable, the proxy statement/prospectus has been revised in response to the comments directed to the Registrant’s prospectus.  Future filings by ViewPoint Financial Group will also reflect the comments set forth in the Comment Letter.

Public Prospectus for (new) ViewPoint

Summary, page 1

2.	The disclosure on pages 2 and 52 has been revised in response to this comment.

How We Determined the Offering Range…, page 5

3.	The disclosure on pages 6 and 7 has been revised in response to this comment.

The Exchange of Existing Shares…, page 6

4.	The disclosure on pages 8 and 137 has been deleted in response to this comment. Please also note that the pro forma price to book value information is provided on pages 6 and 48.

Pro Forma Data, page 39

5.	The disclosure on page 48 has been corrected in response to this comment.

Non-performing Assets, page 80

6.	The disclosure on page 88 has been added in response to this comment.

7.
Please be advised that the Registrant  has not performed any commercial real estate loan workouts whereby an existing loan was restructured into multiple new loans.  As such, no additional disclosure has been provided in response to this comment.

Annual Cash Incentive Plan, page 110

8.
The disclosure on pages 118 through 120 has been revised to clarify that awards granted under the annual incentive plan are subject to adjustment (up or down) by the Compensation Committee of the Board of Directors and to provide additional disclosure regarding the specific objectives used to determine the amount of the award.

Christian Windsor
Securities and Exchange Commission
April 28, 2010
Page 3

Proxy/Prospectus for current ViewPoint Financial Group shareholders

General Comment on this Filing

9.           We confirm that the financial statements attached to the prospectus will be included with the proxy statement/prospectus sent to current ViewPoint Financial Group shareholders.

Cover Page

10.	The disclosure on the cover page has been revised in response to this comment.

11.	The disclosure on the cover page has been revised in response to this comment.

12.	The disclosure on the cover page has been revised in response to this comment.

Summary, page 6

13.           The disclosure on page 1 has been revised in response to this comment.

Tax Consequences, page 12

14.           The disclosure on page 14 has been revised in response to this comment.  Please be advised that the federal tax opinion is an unqualified opinion, albeit “reasoned” with respect to subscription rights, which is consistent with the Internal Revenue Service/Treasury Circular requirements. Accordingly, we do not believe that any risk factor is required in response to this comment.

Risk Factors

Our loan portfolio possesses increased risk due to our percentage of commercial real estate and commercial non-mortgage loans, page 17

15.           The disclosure on page 19 has been revised in response to this comment.

Christian Windsor
Securities and Exchange Commission
April 28, 2010
Page 4

Closing Comments

In connection with responding to the Comment Letter, the Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will provide requests from the Registrant and from Keefe, Bruyette & Woods for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4526 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,
s/ Michael S. Sadow
Michael S. Sadow, P.C.

cc:	(Hard copy by messenger)
Christian Windsor, Special Counsel
Mr. David Lyon (SEC, Office 7)
Amit Pande, Accounting Branch Chief
Lindsay Bryant, Staff Accountant